TRANSGLOBE ENERGY CORPORATION PROVIDES AN OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, June 29, 2010 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an operations update.

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Nukhul formation fracture program

TransGlobe successfully completed the first, multi-stage, horizontal (“Hz”) well stimulation in the Arab Republic of Egypt (“Egypt”) at Arta #12. The final stage of the 600,000 pound multi-stage fracture stimulation (“frac”) was completed on June 17. The well was placed on production on June 23. The well continues to clean up as frac fluid is recovered and is producing at an initial pumping rate of 300 - 400 barrels of oil per day (“Bopd”). Pumping rates will be optimized during July when all of the frac fluid has been recovered. Arta #12 Hz was producing approximately 15 Bopd prior to the fracture stimulation.

Following the Arta #12 Hz frac, work commenced on the Arta vertical well frac program. Arta #13 and Arta #1 have been frac’d with Arta #6 and Arta #14 scheduled for later this week. Additionally, the frac program has been expanded to include Nukhul producers at Hoshia #8 and South Rahmi #3.

Drilling

The East Arta #2 well was drilled as a down dip eastern extension to the Arta Nukhul pool. The well encountered oil in the Nukhul formation approximately 1,000 feet structurally lower than Arta #13 and was cased as a potential Nukhul oil well. In addition to extending the pool to the east, the well encountered a thicker Nukhul including a new, lower Nukhul sand. The well was completed in the lower Nukhul and placed on initial production at 120 Bopd prior to stimulation. The planned frac in the upper Nukhul has been deferred due to the encouraging performance of the un-stimulated lower Nukhul. Additional drilling to the east will be required to determine the down dip extent of the pool.

The Arta #14 was drilled, cased and completed as a Nukhul oil well. The Arta #14 well has successfully extended the Arta pool to the southeast and is scheduled for a frac later this week.

The drilling rig has moved to East Arta for two exploration wells. The East Arta #3 exploration prospect is approximately 2.4 kilometers northeast of East Arta #2 and targeting a Nukhul prospect with an estimated Petroleum Initially in Place (“PIIP”) of 4.3 million barrels of oil (“MMBbl”) in the Nukhul formation. Following East Arta #3, the rig will move to 8.5 kilometers north to East Arta #4 to drill a Nukhul prospect with an estimated PIIP of 12.5 MMBbl. The PIIP for both prospects are based on in-house estimates using the P-mean case.

A second drilling rig (1,500 HP) was contracted to focus on exploration/appraisal projects in the southern development leases (Hana, Hoshia, West Hoshia and Fadl) which are typically deeper tests. The first well with the new rig, Hana West #9, was drilled to a total depth of 6,910 feet and cased as dual zone oil well. The well encountered oil pay in the Kareem and Lower Rudeis sands. The well is initially being completed in the Lower Rudeis formation similar to Hana West #8 which is producing at a stabilized rate of 400 Bopd.

The rig will move to Hana #23 to drill a dual target (Kareem development and Lower Rudeis exploration) well. Following Hana #23, the rig is scheduled to move to Hoshia #9 for a dual Rudeis/Nukhul well.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

The Operator is currently sourcing a drilling rig, to drill a third well (Sabbar #1) on the Safwa structure. Sabbar #1 is located approximately 1.7 kilometers northeast of Safwa NW-1 which tested 250 Bopd from the Upper Bahariya (un-stimulated). It is expected that drilling will commence in July.

Based on in-house estimates, the PIIP of the total Safwa structure is 20.6 MMBbl, using the probabilistic P-mean case.

The East Ghazalat Concession is located in the prolific Abu Gharadiq basin of Egypt’s Western Desert, approximately 250 kilometers west of Cairo. East Ghazalat was awarded to Vegas Oil and Gas SA (Operator) on June 5, 2007 and reached the end of the first, three-year exploration period on June 5, 2010. There are two additional exploration period extensions of two years each. Pursuant to the terms of the Concession agreement, 25% of the 858 km2 original concession was relinquished prior to entering the first, two-year extension period on June 6, 2010. All work commitments have been met for the first exploration period and the two extension periods.

REPUBLIC OF YEMEN

YEMEN EAST - Masila Basin

Block 72, Republic of Yemen (20% working interest)

The Block 72 joint venture partnership has entered into a farm-out agreement with TOTAL E&P Yemen who is the Operator of Block 10 in the Masila Basin, subject to approval by the Ministry of Oil and Minerals. Under the terms of the agreement, the Company will reduce its working interest from 33% to 20%. An exploration well targeting a fractured basement prospect on the northern portion of Block 72 is planned for the fourth quarter of 2010.

YEMEN WEST - Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Drilling

Drilling commenced at An Nagyah #25 in early June. An Nagyah #25 is the first of up to eight horizontal development wells planned for the producing An Nagyah pool. The drilling rig is scheduled to move to An Nagyah #4 in early July. An Nagyah #25 and #4 are being re-entered to drill short radius horizontal laterals in the Lam A pool to improve production and reserve recoveries.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com